Via EDGAR and Email

November 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Division of Corporation Finance

Re: Re: Park Dental Partners, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 24, 2025 File No. 333-290001

Dear Mr. O’Leary:

On behalf of our client, Park Dental Partners, Inc., a Minnesota corporation (the “Registrant”), we are responding to the comment of the Staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter, dated November 14, 2025, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 24, 2025, File No. 333-290001 (the “Registration Statement”). For the convenience of the Staff, the Staff’s comment is included in italics and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” and “our” refer to the Company.

Substantially concurrently with the submission of this response letter (this “Letter”), the Company is filing an Amendment No. 2 to its Registration Statement on Form S-1/A (“Amendment No. 2”). The Amendment includes updated information to address the comment as well as updated financial information as of and for the nine months ended September 30, 2025 and corresponding textual changes that were based on prior period information. Capitalized terms used but not otherwise defined in this Letter shall have the meanings assigned to such terms in the Registration Statement.

Capitalization, page 44

1.	Please clearly describe how you arrived at each pro forma 2025 and pro forma as adjusted amount. The paragraph above the capitalization table indicates that pro forma 2025 amounts only give effect to the vesting of 25% of the outstanding restricted common stock; however, it appears that the offering may also be reflected in these amounts. Please revise your disclosures as necessary. Please also correspondingly revise your disclosures on page 19 as necessary related to the pro forma balance sheet amounts presented.

Response:

The Company acknowledges the Staff’s comment and has included additional disclosure at pages 18, 19, 45 and 46 in the “Summary Consolidated Financial and Other Data” and “Capitalization” sections of Amendment No. 2 to the Registration Statement to clearly explain the pro forma adjustments utilized including those associated with the offering.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton
Philip T. Colton

cc:	Peter G. Swenson (via email)